Filed Pursuant to Rule 253(g)(2)

File No. 024-10721

OFFERING CIRCULAR

DATED OCTOBER 15, 2017

SONDORS ELECTRIC CAR COMPANY

23823 Malibu Road, Suite 50 #129

Malibu, CA 90265

(310) 487-2028

www.sondorselectriccar.com

Up to 697,350 shares of our Common Stock, par value $0.0001 (“Common Stock”), at a price of $28.68 per share.

SEE “SECURITIES BEING

OFFERED” AT PAGE 25

Sondors Electric Car Company is offering a maximum of 697,350 shares of Common Stock on a “best efforts” basis without a minimum investment target. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

	Price to Public	Underwriting discount and commissions (1)	Proceeds to issuer (2)
Per share:	$28.68	$0.00	$28.68
Total Maximum:	$19,999,998	$0.00	$19,999,998

(1)	Sondors does not intend to use commissioned sales agents or underwriters.

(2)

Does not include expenses of the offering, including, but not limited to, costs of blue sky compliance, or costs of posting offering information on StartEngine.com, which offering expenses are estimated to be $648,045 if this offering is fully subscribed. See “Plan of Distribution”.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

There is currently no trading market for our Common Stock.

These are speculative securities. Investing in our Common Stock involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 4.

Sales of these securities will commence on approximately October 15, 2017.

We are following the “Offering Circular” format of disclosure under Regulation A.

In this Offering Circular, the term “Sondors” or “the company” refers to Sondors Electric Car Company.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Offering Circular Summary highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SUMMARY

The Company

Sondors Electric Car Company was formed to design, have manufactured, and sell electric vehicles, the first to be designated as Model SONDORS.

Our vehicle design for the Model SONDORS provide for an electric, two-door, three-adult passenger car with an in-wheel electric motor that offers zero tailpipe emissions.

The Offering

We are offering up to 697,350 shares of Common Stock for $28.68 per share. The number of authorized shares is 10,000,000.

The proceeds of this offering will be used primarily to complete the final design of Model SONDORS, produce a production prototype, design validation and testing, production tooling, and the arranging for the outsourced manufacturing of Model SONDORS.

The minimum investment is $487.56 (17 shares).

RISK FACTORS

Investing in our shares involves risk. In evaluating the company and an investment in the shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our shares. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our auditor has issued a “going concern” opinion.

Our auditor has issued a “going concern” opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the design of our initial vehicle, establish relationships with manufacturing facilities to manufacture our vehicles and components, and begin selling our vehicles, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

Throughout 2017, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions.

We are offering Common Stock in the amount of up to $19,999,998 in this offering, but may sell much less. Even if the maximum amount is raised, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive. If we do not sell all of the Common Stock we are offering, we will have to find other sources of funding in order to develop our business.

Even if we are successful in selling all of the Common Stock being offered, our proposed business may require significant additional capital infusions, before we can achieve profitability. Furthermore, in order to expand, we are likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital infusions may include covenants that give creditors rights over our financial resources or sales of equity securities that will dilute the holders of our Common Stock.

This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

The Offering is on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

We have a limited operating history and have yet to earn a profit or operating revenue, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, limited operating history, and no operating revenue to date.  We are still working on finalizing our prototype and it will be some time before we are in a position to begin producing or delivering our first vehicle. We have limited experience designing, testing, manufacturing, upgrading, adapting and selling electric vehicles as well as limited experience allocating our available resources among the design and production of the Model SONDORS. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt, or preferred stock financing in the future. We are engaging in an offering under Rule 506(c) to sell 697,350 shares of common stock for $28.68 per share. Your rights and the value of your investment in the Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of Common Stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have not yet manufactured Model SONDORS. Delays or cost overruns in the development of Model SONDORS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in contract manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We may experience significant delays or other complications in the design, manufacture and launch of Model SONDORS and future vehicle models, which could harm our brand, business, prospects, financial condition and operating results.

We may experience significant delays or other complications in bringing to market new vehicles, such as Model SONDORS. Any significant delays or other complications in the development, manufacture and/or launch of the Model SONDORS or future vehicles, including, but not limited to, complications associated with launching our production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

We face significant barriers in our attempt to produce our vehicle, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to produce our first vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. We will need to contract with manufacturers with excess capacity to manufacturer our vehicles and certain components. In addition, the motor vehicle industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Our long-term success will be dependent upon our ability to achieve market acceptance of our vehicles, including Model SONDORS, and any subsequent new vehicle models.

There is no guarantee that the Model SONDORS or any of our future vehicles will be successfully accepted by the general public. There is no guarantee that demand for the Model SONDORS will meet our expectations.

Developments and improvements in alternative technologies such as hybrid engines or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for motor vehicle sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up motor vehicle company, we will have fewer financial resources than more established motor vehicle companies to withstand changes in the market and disruptions in demand.

We depend on key personnel and consultants.

Our future success depends on the efforts of key personnel and consultants, especially our founder, Storm Sondors. The loss of services of any key personnel or consultants may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel or consultants we require to develop and market the Model SONDORS and future vehicles, and conduct our proposed operations. In addition, Mr. Sondors does not work exclusively for us, and divides his time among us and Sondors Inc., a Delaware corporation, which is in the business of marketing and selling ebikes. If circumstances arise in which Mr. Sondors is required to spend substantially more time attending to matters related to the operation of Sondors, Inc, it could adversely effect our business.

The unavailability, reduction or elimination of government and economic incentives in the U.S. and abroad, supporting the development and adoption of electric vehicles could have some impact on demand for our vehicles.

Electric vehicles such as ours, benefit from certain government and economic incentives supporting the development and adoption of electric vehicles. In the United States and abroad, such incentives include, among other things, tax credits or rebates that encourage the purchase of electric vehicles. Notably, the quantum of incentive programs promoting electric vehicles is a tiny fraction of the amount of incentives that are provided to gas-powered vehicles through the oil and gas industries.  Nevertheless, even the limited benefits from such programs could be reduced, eliminated or exhausted.  Although we believe this will have little to no impact on demand for our vehicles as we are a niche player, there may be a negative impact on demand for our future vehicles by certain purchasers.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Motor vehicles are subject to substantial regulation under international, federal, state, local and foreign laws. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, we will need to comply with state laws that regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed to sell vehicles directly to consumers in the state. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition. Also, we are subject to laws and regulations applicable to the import, sale and service of motor vehicles internationally. For example, we will be required to meet vehicle-specific safety standards that are often materially different from U.S. requirements, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance. These processes necessitate that foreign regulatory officials review and certify our vehicles prior to market entry. In addition, we must comply with regulations applicable to vehicles after they enter the market, including foreign reporting requirements and recall management systems. We will incur significant costs in complying with these regulations, and may be required to incur additional costs to comply with any changes to such regulations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating certain components into, or offering goods or services that incorporate or use the challenged intellectual property;
•	pay substantial damages;
•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
•	redesign our vehicles or certain components; or
•	establish and maintain alternative branding for our products and services.

We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management’s attention from our core operations.

Manufacturing internationally may cause problems and present risks.

We will likely have our vehicles and certain components manufactured internationally. There are many risks associated with international business.  These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur.  Failure to successfully mitigate any of these potential risks could damage our business.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Because we may manufacture and sell a substantial portion of our vehicles abroad, our operating costs may be subject to fluctuations in foreign currency exchange rates. If the U.S. dollar weakens against the foreign currencies in which we denominate certain of our trade accounts payable, fixed purchase obligations and other expenses, the U.S. dollar equivalent of such expenses would increase. We can provide no assurances that we will not experience losses arising from currency fluctuations in the future, which could be significant.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing and sales, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture, sale and the servicing of our vehicles. There can be no assurances that our costs of producing and delivering our vehicles will be less than the revenue we generate from sales at the time of the launch of such vehicle or that we will ever achieve a positive gross margin on sales of any specific vehicle.

We will incur significant costs related to contracting for the manufacture of our vehicles, procuring the materials required to manufacture our vehicles, assembling vehicles and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

If our vehicles fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our electric vehicles. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles or their components prove to be defective. In addition, our electric vehicles may not perform consistent with customers’ expectations or consistent with other vehicles currently available. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components.

While we believe that we will be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The inability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of vehicles. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The motor vehicle industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Liquidity.

There is no formal marketplace for the resale of our securities. Shares common stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our common stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment for some time.

A majority of our Common Stock is owned by Storm Sondors, whose interests may differ from those of the other stockholders.

As of the date of this Offering Circular, Storm Sondors, our sole officer and director, owns a majority of the shares of our issued and outstanding Common Stock and, assuming all of the shares of Common Stock being offered in this Offering are sold, he will own a majority of the shares of our issued and outstanding Common Stock. Therefore, Mr. Sondors will be able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

There is no current market for our shares.

There is no established public trading market for the resale of our Common Stock, however, we do not have plans to apply for or otherwise seek trading or quotation of our Common Stock on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares of Common Stock as collateral.

DILUTION

Dilution means a reduction in value, control or earnings of the shares an investor owns.

Immediate dilution

An early-stage company typically sells its securities to its founders and early employees at very low prices because, in most cases, they provide services to the business but are not paid market wages. Likewise, when a business is seeking financing to begin its operations, the prices at which it may sell its securities to early investors, often family members or friends, are low (collectively, we refer to the founders and early private placement investors as the “Primary Investors”). Later in its development, when the business seeks cash investments from new, unrelated investors, like you, the new investors often pay a higher price for their shares than the price paid by the Primary Investors. This means that the book value per share of the Common Stock you purchase is diluted because the book value per share of all the shares is the same, but you paid more for your shares than the Primary Investors paid for their shares.

The following tables compare the price that investors in this offering will pay for their shares assuming the sale of 25%, 50%, 75% and 100% of the Common Stock we are offering with the effective cash price paid by the Primary Investors, and the investors in our recently completed Regulation CF Offerings. The figures do not include any shares of common stock that may be sold in our current offering of up to 697,350 shares of common stock in exchange for $28.68 per share pursuant to Rule 506(c).

25% or $5,000,000

	Shares Purchased		Total Consideration		Avg Price Per
	Number	Percent	Amount	Percent	Share
Founders	2,700,000	91.108%	$270	0.004%	$0.0001
Regulation CF Investors	89,166	3.009%	$1,069,992	17.627%	$12.0000
New Investors	174,338	5.883%	$5,000,000	82.369%	$28.6800
TOTAL	2,963,504	100.000%	$6,070,262	100.000%	$2.0483

50% or $9,999,999

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Avg Price Per Share
Founders	2,700,000	86.046%	$270	0.002%	$0.0001
Regulation CF Investors	89,166	2.842%	$1,069,992	9.665%	$12.0000
New Investors	348,675	11.112%	$9,999,999	90.332%	$28.6800
TOTAL	3,137,841	100.000%	$11,070,261	100.000%	$3.5280

75% or $14,999,999

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Avg Price Per Share
Founders	2,700,000	81.517%	$270	0.002%	$0.0001
Regulation CF Investors	89,166	2.692%	$1,069,992	6.658%	$12.0000
New Investors	523,013	15.791%	$14,999,999	93.340%	$28.6800
TOTAL	3,312,179	100.000%	$16,070,261	100.000%	$4.8519

100% or $19,999,998

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Avg Price Per Share
Founders	2,700,000	77.441%	$270	0.001%	$0.0001
Regulation CF Investors	89,166	2.557%	$1,069,992	5.078%	$12.0000
New Investors	697,350	20.001%	$19,999,998	94.921%	$28.6800
TOTAL	3,486,516	100.000%	$21,070,260	100.000%	$6.0434

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

·	In June 2014 Bob, invests $20,000 for shares that represent 2% of a company valued at $1 million.

·	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Bob now owns only 1.3% of the company but his stake is worth $200,000.

·	In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Bob now owns only 0.89% of the company and his stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

We are offering a maximum of 697,350 shares of Common Stock on a “best efforts” basis.

We are not selling the shares through commissioned sales agents or underwriters. We will use our existing website, www.sondorselectriccar.com, to provide notification of the offering. Persons who desire information will be directed to www.StartEngine.com, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in Regulation A Offerings.

We will pay StartEngine for its services in hosting the offering of the shares on its online platform. This compensation consists of for each month for the duration of the offering, (i) $20,000 in cash; and (ii) a warrant to purchase that number of shares of Common Stock determined by dividing (A) $20,000, by (B) 30% of $28.68 (the issue price to the investors). Start Engine does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying a broad selection of issuers listed on the platform.

Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the startengine.com website.

We are offering our securities in all states other than Texas, Florida, Arizona, New Jersey and North Dakota. If we make arrangements with a broker-dealer to sell into these states, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Securities and Exchange Commission, we will accept tenders of funds to purchase the shares. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by Prime Trust, the escrow agent, and will be transferred to us upon closing. A closing will occur each time we accept funds (after the first closing, directly from the investors). Upon closing, funds tendered by investors will be made available to us for our use.

Process of Subscribing

Prospective investors who submit non-binding indications of interest during the “test the waters” period, will receive an automated message from StartEngine indicating that the offering is open for investment. You will be required to complete a subscription agreement in order to invest. The subscription agreement can only be completed on www.StartEngine.com. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence). The subscription agreement must be delivered to us and you may transfer funds for the subscribed amount in accordance with the instructions stated in the subscription agreement. We have agreed to pay FundAmerica LLC, a technology service provider, and Prime Trust, an escrow company, and an affiliate of FundAmerica LLC, (i) a one-time escrow fee of $500, (ii) $45 for bad actor checks per US person, (iii) a service set up and license fee of $500 per month, (iv) a monthly escrow fee of $25, (v) an accounting and system API license fee of $12.50 per transaction, (vi) $2 per domestic investor for anti-money laundering checks, and $5 for Canadian and United Kingdom Investors (up to $60 for other international investors), (vii) a cash management fee of 0.0025% of funds processed, and (viii) any applicable fees for fund transfers (ACH $0.50, check $10, wire $15 or $35 for international). FundAmerica Stock Transfer LLC, an affiliate of FundAmerica LLC, will serve as transfer agent to maintain stockholder information on a book-entry basis and will charge $25 per month.

USE OF PROCEEDS

We estimate that, at a per share price of $28.68, the net proceeds from the sale of the 697,350 shares in this offering will be approximately $19,351,953, after deducting the estimated offering expenses of approximately $648,045 (including, payment to StartEngine, FundAmerica LLC, Prime Trust, marketing, other legal and accounting professional fees and other expenses). In estimating fees due, we have assumed an average investment size of $1,200, which corresponds to the current approximate average investment size for investors on Startengine.com investing in Regulation A+ offerings.

The table below shows the estimated net proceeds we would receive from this offering assuming the sale of 25%, 50%, 75% and 100% of the Common Stock we are offering. There is no guarantee that we will be successful in selling any of the Common Stock we are offering.

	25%	50%	75%	100%
Common stock sold	174,338	348,675	523,013	697,350
Gross proceeds	$5,000,000	$9,999,999	$14,999,999	$19,999,998
Offering expenses	$408,608	$488,420	$568,232	$648,045
Net proceeds to the company	$4,591,392	$9,511,579	$14,431,767	$19,351,953

The table below sets forth the manner in which we intend to use the net proceeds we receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Common Stock we are offering. All amounts listed below are estimates.

	25%	50%	75%	100%
Production Prototype Build	$1,600,000	$1,600,000	$1,600,000	$1,600,000
Design Validation and Testing	$1,500,000	$1,500,000	$2,250,000	$3,000,000
Production Tooling	$0	$5,000,000	$7,500,000	$10,000,000
Marketing	$125,000	$250,000	$375,000	$500,000
Salaries and General Admin	$100,000	$100,000	$200,000	$200,000
Professional Fees	$50,000	$50,000	$100,000	$100,000
Working Capital	$1,216,393	$1,011,579	$2,406,767	$3,951,953
TOTAL	$4,591,393	$9,511,579	$14,431,767	$19,351,953

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

The allocation of the net proceeds of the offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

OUR BUSINESS

This discussion should be read in conjunction with the other sections of this Offering Circular, including "Risk Factors," "Use of Proceeds" and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Offering Circular.

Overview

Sondors Electric Car Company was formed as a Delaware corporation on August 15, 2016. We are currently designing Model SONDORS, a two-door, three-adult passenger vehicle with an in-wheel electric motor that offers zero tailpipe emissions.

We believe there is a significant unmet need for an affordable mass market electric vehicle, and we intend to fill that gap with the Model SONDORS at a base price of $10,000. Our intention is to offer a pre-sales program online and deliver purchased vehicles directly to the customer’s door.

Our Vehicle

In an effort to create a striking exterior design to distinguish our vehicle in an ever clouded marketplace, we have teamed up with American and Italian automotive engineers and designers to bring our vision to life. The interior is designed to feel large and open, seating three adult sized passengers.

Configured in a three-wheeled reverse trike format, the Model SONDORS is designed to offer great stability and handling dynamics while also reducing drivetrain complexity. The chassis, also known as the frame, is the main supporting structure of the vehicle to which all other components are attached. Most passenger cars today are uni-body construction, meaning their chassis and bodywork have been integrated into one another. This method simplifies production and assembly. We intend to build our vehicle on a similar platform utilizing the latest in metal, composite, and polymer technologies.

Our design also allows for reduced weight and lower drag coefficient, resulting in more efficient power utilization and performance. Additionally, by using a single rear tire powered by a state-of-the-art wheel hub motor, our design will provide easy access to the motor for repairs or replacement.

Features and options

The three-wheeled vehicle is designed to have the same standard comfort and functional features customers have come to expect in modern motor vehicles: air conditioning, heat, AM/FM stereo, power windows, power door lock, airbags, auxiliary port(s), anti-lock brakes, and traction control. We intend to offer additional optional luxury features such as leather seats, rear wheel drive, upgraded battery options for further range, and various exterior body aesthetic add-ons. As currently contemplated, further specifications include:

●	Rear wheel drive with wheel hub motor
●	Lithium Ion battery 0 to 60 Mph in 5-8 seconds
●	Charge with standard 110V or 240V (2X charge)
●	Three battery range options: 50, 100, and 200 miles

●	Five color options: White, Black, Blue, Silver or Red
●	Driver and passenger airbags
●	Touch screen tablet monitor
●	Push button start

Engineering and Development

Our development process comprises seven stages:

●	Concept Design
●	Engineering Analysis
●	Detailed Design and Initial Prototype
●	Production Prototype
●	Design Validation and Testing
●	Production Tooling
●	Manufacturing

As of the date of this Offering Circular, we have made considerable progress through the first three stages of the vehicle’s development, and are currently working with automotive engineers and designers in both the United States and Italy to finalize and refine our design.

We are also currently working to develop an initial prototype to be used to market the vehicle and to generate interest in pre-sales. We estimate this initial prototype will be ready for viewing in August 2017 with pre-sales beginning in September 2017. We hope to complete a production prototype and design validation and testing between February 2018 and June 2018. Once the design and validation testing is complete, we intend to commence designing and manufacturing the production tooling for contracted manufacturers to create our vehicles and components. We expect to engage in the production and tooling stage between July 2018 and February 2019.

Having bypassed investment in a cumbersome manufacturing infrastructure, once tooling is complete, we believe we will be positioned to begin assembling vehicles in April 2019.

Manufacturing / Production Plan

Our goal is to produce the highest quality vehicle at the lowest cost to the end customer. Rather than building and operating our own manufacturing facilities, which would require a significant capital investment, we are currently exploring bids and investigating options to contract with high quality manufacturers already equipped to produce a majority of the vehicle parts, and assemble our vehicles. In addition, while we are designing and will have specially manufactured several key components including our proprietary wheel hub motor, in order to reduce development costs, we intend to use certain parts that already exist, rather than designing all new parts. We have made considerable progress towards identifying and procuring component and parts supply partners.

Sales and Service Model

Sales Model

We intend to sell Model SONDORS primarily online. Our distribution model is designed to enable customers to choose specific options for their vehicles at the point-of-sale. Customers can then select from an extensive list of add-ons to customize their vehicles, and ultimately have the vehicle delivered directly to their home.

For individuals who prefer to see the car in person before making a purchase, our longer term vision includes having information centers staffed with personnel who can answer questions, provide test drives, and assist in the purchasing process. This streamlined approach to sales reduces the need for large and expensive sales infrastructure and distribution networks that currently predominate the automotive industry resulting in a potential cost savings for the customer.

Service Model

We intend to provide customer service and technical support for our electric vehicles. Because of the simplicity of the vehicle’s design, we believe some customers may elect to do their own maintenance and repair. In these cases, we intend to deliver parts directly to the customer and provide detailed maintenance and repair instructions. We intend to design the vehicle so the average consumer can replace many components within minutes. In certain areas, our plan is to enlist a service team of mobile technicians capable of performing most inspections and repairs on demand.

Management

Information about our management can be found in “Directors, Executive Officers and Significant Employees”.

Employees

We currently have no employees.

We use a team of approximately 15 engineers and designers who are independent contractors, and who under the direction of our CEO, are creating the designs for Model SONDORS. We also currently have a team of approximately 4 independent contractors who are performing marketing, public relations and advertising services.

As we expand our operations we anticipate our needs will change, at which time we intend to add additional contractors and agencies in the areas of marketing, sales, manufacturing, engineering and design.

Government Regulation

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances.

For example, the federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new vehicles and engines produced for sale in the United States. In addition, California has received a waiver from EPA to establish its own unique emissions control standards for certain regulated pollutants. New vehicles and engines sold in California must be certified by the California Air Resources Board (CARB), and there may be similar statutes in other states.

The National Highway Traffic Safety Administration (“NHTSA”) enforces the National Traffic and Motor Vehicle Safety Act of 1966 (the “Safety Act”), which regulates vehicles and vehicle equipment. The Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Also, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines the vehicles do not comply with a safety standard. Should we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

In addition, we are required to comply with stationary source air and water pollution and hazardous waste control standards that are now in effect or are scheduled to come into effect with respect to the manufacturing of our vehicles. We do not yet have an estimate of the cost of compliance for any of these regulations.

State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. If we establish and operate our own retail store network, we will need to secure dealer licenses in order to do so. It will not be possible to obtain a dealer license in all 50 states since some states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles. Where we are unable to obtain a dealer license, we may have to conduct sales out of the state using our website, phone or mail, and may not be able to sell to customers within that state. We do not yet have an estimate of the cost of compliance with motor vehicle manufacturer and dealer regulations.

There are laws in other jurisdictions in which we may manufacture, market and/or sell our vehicles, and with which we will need to comply.

Competition

The worldwide automotive market, particularly for economy and alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. We face strong competition from established motor vehicle manufacturers, including manufacturers of high-MPG vehicles, such as Toyota Prius, Smart, Fiat, Nissan Leaf, and other high efficiency, economy cars, as well as from new entrants into the market such as Elio Motors.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently intend to offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Intellectual Property

We rely on a combination of trademarks and trade secrets, to establish and protect our intellectual proprietary rights, and may, in the future, file patents. Our intellectual property currently includes various US and intentional trademarks of the name “SONDORS”.

Litigation

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

OUR PROPERTY

We do not own any real estate or significant assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We were incorporated in Delaware on August 15, 2016. We were formed to design, develop, manufacture, and sell fully electric three wheeled vehicles, that offer zero tailpipe emissions.

Since our inception to today's date, we have been focused on design, development, and engineering of a working prototype.

Results of Operations

We have not yet generated any revenues and we do not expect to do so until after completing the design and a production prototype of Model SONDORS, and we begin presales. From the period from our inception on August 15, 2016 through December 31, 2016, we incurred $41,323 in operating expenses. Our expenses consisted of advertising and marketing expenses in the amount of $33,300 and general and administrative costs of $8,023. We recorded a net loss of $42,123 for the period from inception on August 15, 2016 until December 31, 2016.

Liquidity and Capital Resources

As of December 31, 2016, our current assets consisted of cash in the amount of $830. Our current liabilities at December 31, 2016, totaled $800.

As of May 1, 2017, we have received net proceeds of $933,740 from the sale of common stock in our Regulation CF Offering, which funds are being used primarily to fund the design and development of our initial prototype.

Prior to our Regulation CF raise, our operations were funded through capital provided by our director and officer. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing sales revenue sufficient to fund our ongoing expenses. Until we are able to sustain our ongoing operations through sales revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements.

Plan of Operations

We are seeking $19,999,998 in funding from this Regulation A offering to complete the designs, a production prototype, design validation and testing, and for production tooling. Upon completion of these phases, we believe we will be positioned to move straight to collecting pre-orders and assembling vehicles.

We are in the process of refining our production plans with suppliers to start production in or around April 2019. The key milestones for this schedule are as follows:

July 2017 – August 2017

●	$19,999,998 Regulation A offering underway
●	Initial prototype complete

September 2017 - January 2018

●	Release of concept design
●	Complete engineering analysis
●	Finalize design and engineering feasibility
●	Begin taking pre-orders

February 2018 - June 2018

●	Begin production prototype build
●	Complete validation and testing

July 2018 - February 2019

●	Complete production tooling

April 2019

●	Begin manufacturing

The anticipated budgets required to achieve the milestones are provided in the table below:

Uses	Amount
Production Prototype Build	$1,600,000
Design Validation and Testing	$3,000,000
Production Tooling	$10,000,000
Other Expenses / Working Capital	$3,951,953
Salaries, General Admin, & Professional Fees	$300,000
Marketing & Advertising	$500,000
Total Uses	$19,351,953

The amounts that we actually spend for any specific purpose may vary significantly, and will depend on a number of factors including, but not limited to, the pace of progress of our development efforts, actual needs with respect to product testing, research and development, market conditions, and changes in or revisions to our marketing strategies, as well as any legal or regulatory changes which may ensue. You will be relying on the judgment of our management regarding the application of the proceeds of any sale of our common stock.

The actual completion of the final design of Model SONDORS, a production prototype, design validation and testing, and production tooling, and the arranging for the outsourced manufacturing of Model SONDORS, and our ability to collect pre-sales is unpredictable. Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones if this offering is fully subscribed, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all of the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for production, consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to commercialize Model SONDORS.

If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

We cannot assure you that our vehicle will be accepted in the marketplace, that we will ever earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure you that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail, or even to cease our operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Executive Officers:
Storm Sondors	Chief Executive Officer, President, Treasurer & Secretary	43	August 15, 2016	NA
Director:
Storm Sondors	Director	43	August 15, 2016	NA

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer.

Storm Sondors, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Sondors is the founder and has served as our sole officer and director, since our inception. He also currently serves as the sole officer and director of Sondors, Inc., a Delaware corporation, which designs, develops, markets and sells electric bikes. Since June 2015, he has also served as sole officer and director of Sondors Inc., a California corporation, which previously designed, manufactured, developed, marketed and sold electric bikes, and lithium ion batteries and chargers for e-bikes, and which currently manufactures electric bikes for Sondors, Inc., a Delaware corporation. Between March 2017 and the present date, he has also served as the manager of Sondors Global, LLC, a California limited liability company, which holds certain patents, trademarks and other intellectual property. Between 2010 and the present, he has served as sole officer and director of Pacific Storm, Inc., a multi-brand company that previously designed, developed, produced and marketed various consumer products.

Mr. Sondors does not work exclusively for us, and divides his time among us and Sondors, Inc., which is in the business of marketing and selling electric bikes.

We have engaged a team of experienced and world-renowned engineers, marketing personnel and managerial staff to further our business operations, however, we currently have no employees.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

To date our executive officers and directors have not received cash compensation. As currently contemplated, our CEO does not intend to take any salary until we are profitable.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of May 1, 2017, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)
Common Stock	Storm Sondors, 23823Malibu Road, Suite 50#129, Malibu, CA. 90265	2,700,000 shares	0	96.80%
Common Stock	All directors and officers as a group (1 person)	2,700,000 shares	0	96.80%

(1)	Does not include any shares of common stock that may be sold under our concurrent offering of up to 697,350 shares of common stock in exchange for $28.68 per share pursuant to Rule 506(c).

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In August 2016, Storm Sondors, our sole officer and director, transferred us the designs and drawings for our prototype vehicle, however, did not receive any consideration in exchange.

On February 14, 2017, Mr. Sondors advanced us $105,000. The advance does not accrue any interest and is payable on demand. No promissory note was issued and the advance is reflected on our books and records.

In April 2017, Pacific Storm, Inc., a California corporation, which Mr. Sondors wholly owns and for which he serves as sole officer and director, transferred us the “SONDORS” trademark for electric cars.

SECURITIES BEING OFFERED

We are offering Common Stock to investors in this offering.

Our authorized capital stock consists of 10,000,000 shares of Common Stock, $0.0001 par value per share. As of May 1, 2017, we had 2,783,330 shares of Common Stock outstanding, and are currently offering 5,836 shares of common stock for sale in a Regulation CF Offering, and up to 697,350 shares of common stock for sale in an offering under Rule 506(c).

The holders of our Common Stock are entitled to one vote per share. In addition, the holders of our Common Stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

SONDORS ELECTRIC CAR COMPANY

FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED

DECEMBER 31, 2016

Together with Independent Auditors’ Report

F-1

Sondors Electric Car Company

F-2

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

Sondors Electric Car Company

Report on the Financial Statements

We have audited the accompanying financial statements of Sondors Electric Car Company (the “Company”) which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders’ equity, and cash flows for the period from August 15, 2016 (“Inception”) to December 31, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sondors Electric Car Company as of December 31, 2016, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

F-3

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

April 13, 2017

F-4

SONDORS ELECTRIC CAR COMPANY

BALANCE SHEET

December 31, 2016
Assets
Current Assets
Cash and equivalents	$830
Total Current Assets	830

Total Assets	$830

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$800
Total Current Liabilities	800

Commitments and Contingencies (Note 4)

Stockholders' Equity
Common stock: 10,000,000 shares authorized; $0.0001 par value; 2,783,330 shares issued and outstanding	278
Additional paid-in capital	975,615
Subscription receivable	(933,740)
Accumulated deficit	(42,123)
Total Stockholder's Equity	30

Total Liabilities and Stockholders' Equity	$830

See accompanying notes to the financial statements.

F-5

SONDORS ELECTRIC CAR COMPANY

STATEMENT OF OPERATIONS

August 15, 2016 (Inception) to December 31, 2016
Revenue	$-

Operating Expenses
Advertising and marketing expenses	33,300
General and administrative expenses	8,023
Total Operating Expenses	41,323

Loss Before Income Taxes	(41,323)
Provision for income taxes	800
Net Loss	$(42,123)

Basic and Diluted Loss per Common Share	$(0.02)
Weighted Average Number of Common Shares Outstanding	2,700,000

See accompanying notes to the financial statements.

F-6

SONDORS ELECTRIC CAR COMPANY

STATEMENT OF CASH FLOWS

August 15, 2016 (Inception) to December 31, 2016
Cash Flows From Operating Activities:
Net loss	$(42,123)
Changes in operating assets and liabilities:
Income tax payable	800
Net Cash Used In Operating Activities	(41,323)

Cash Flows From Financing Activities:
Contributed capital	41,153
Prodeeds from issuance of founder common stock	1,000
Net Cash Provided by Financing Activities	42,153

Net increase in cash	830
Cash and equivalents at beginning of period	-
Cash and equivalents at end of period	$830

Supplemental Cash Flow Information:
Cash paid for interest	$-
Cash paid for taxes	$-

See accompanying notes to the financial statements.

F-7

SONDORS ELECTRIC CAR COMPANY

STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock
	Number of Shares Outstanding	Amount	Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total
Balance at August 15, 2016 (Inception)	-	$-	$-	$-	$-	$-
Issuance of common shares	2,783,330	278	934,462	(933,740)	-	1,000
Contributed capital	-	-	41,153	-	-	41,153
Net loss	-	-	-	-	(42,123)	(42,123)
Balance at December 31, 2016	2,783,330	$278	$975,615	$(933,740)	$(42,123)	$30

See accompanying notes to the financial statements.

F-8

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Sondors Electric Car Company was incorporated on August 15, 2016 (“Inception”) in the State of Delaware. The financial statements of Sondors Electric Car Company (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s headquarters are located in Malibu, California.

The Company designs, develops, and intends to manufacture and sell its own electrical vehicle. The Company also intends to provide customer service and technical support for its electrical vehicles. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.

F-9

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company’s product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

The Company applies Accounting Standards Codification (“ASC”) 740, Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the period ended December 31, 2016, the Company had no dilutive securities outstanding.

F-10

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-04, Intangibles-Goodwill and Other (Topic 350). The ASU eliminates Step 2 of the goodwill impairment test, which requires determining the fair value of assets acquired or liabilities assumed in a business combination. Under the amendments in this update, a goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods, with early adoption permitted. The adoption of this guidance by the Company is not expected to have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU but does not expect the adoption of this guidance to have a material impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under US GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. The Company is currently evaluating the effect that the updated standard will have on its financial position and results of operations.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact the Company’s financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $42,123 as of December 31, 2016. Losses are expected to continue until such time the Company can design, produce, and sell its product offerings. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through collection of the subscription receivable of $933,740 related to its Regulation Crowdfunding offering in 2016, which was received in 2017. The Company also intends to obtain additional equity financing through a Regulation A offering in 2017.

F-11

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a $0.0001 par value. On August 15, 2016, the Company issued 2,700,000 shares of common stock to its founder for $1,000. Upon the closing of its Regulation Crowdfunding offering on December 31, 2016, the Company was required to issue 83,330 shares of common stock which were sold at $12.00 per share, for which a net subscription receivable of $933,740 was due as of December 31, 2016. Such funds were received in 2017. Funds received were net of offering costs of $66,260 paid in direct connection with the offering.

Contributed Capital

The Company’s founder contributed $41,153 in additional paid-in capital to the Company during 2016 to pay advertising and marketing, legal, and accounting expenses associated with the Company’s Regulation Crowdfunding offering.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the period ended December 31, 2016:

Current tax provision
Federal	$-
State	800
Total	$800
Deferred tax provision (benefit)
Federal	$12,000
State	2,000
Valuation allowance	(14,000)
Total	-
Total provision for income taxes	$800

Reconciliations of the U.S. federal statutory rate to the actual tax rate consist of the federal and state tax benefit at combined statutory rate of 34%, and a change in the valuation allowance of $14,000.

F-12

SONDORS ELECTRIC CAR COMPANY

NOTES TO THE FINANCIAL STATEMENTS

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2016:

Deferred tax asset attributable to:
Net operating loss carryover	$14,000
Valuation allowance	(14,000)
Net deferred tax asset	$-

Based on federal tax returns to be filed, through December 31, 2016, we had available approximately $41,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2036 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2016. The Company currently is not under examination by any tax authority.

NOTE 7 – SUBSEQUENT EVENTS

In 2017, the Company entered into a prototype design and development agreement with a third party. The agreement calls for total payments of $750,000 during the phased development. The $750,000 will be paid over four installments with the last installment due upon delivery of the prototype. To date, the Company has made payments totaling $450,000.

Subsequent to December 31, 2016, $105,000 was advanced from the Company’s founder for operating capital. The advance is short-term, due on demand, and carries no interest.

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 13, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the financial statements.

F-13